ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA

Thursday, April 23, 2015

VOTING RESULTS

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 23, 2015. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.

The Board of Directors and management recommended that shareholders vote FOR the election as director of each of the 15 nominees listed in the Management Proxy Circular, FOR the appointment of Ernst & Young LLP as Auditors of the Bank, and FOR an advisory resolution on executive compensation approach.

1	Election of Directors
	Each of the following 15 nominees proposed by management was elected as a Director of the Bank.

	NOMINEES	VOTES FOR		VOTES WITHHELD
	B. S. Belzberg	190,355,626	97.40%	5,091,095	2.60%
	G. F. Colter	190,756,694	97.60%	4,690,027	2.40%
	P. D. Daniel	190,640,921	97.54%	4,805,800	2.46%
	L. Desjardins	168,757,765	86.34%	26,688,956	13.66%
	V. G. Dodig	194,813,820	99.68%	632,701	0.32%
	G. D. Giffin	180,539,840	92.37%	14,906,881	7.63%
	L. S. Hasenfratz	166,173,869	85.02%	29,272,852	14.98%
	K. J. Kelly	195,045,010	99.79%	401,711	0.21%
	N. D. Le Pan	194,278,789	99.40%	1,167,932	0.60%
	J. P. Manley	192,718,620	98.60%	2,728,101	1.40%
	J. L. Peverett	193,332,658	98.92%	2,114,063	1.08%
	K. B. Stevenson	194,022,127	99.27%	1,424,594	0.73%
	M. Turcotte	194,067,396	99.29%	1,379,325	0.71%
	R. W. Tysoe	191,637,988	98.05%	3,808,733	1.95%
	B. L. Zubrow	194,881,297	99.71%	565,424	0.29%

2	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
		VOTES FOR		VOTES WITHHELD
		198,460,627	99.50%	993,372	0.50%

3	Advisory resolution on Executive Compensation Approach.

		VOTES FOR		VOTES AGAINST
		84,435,711	43.16%	111,190,544	56.84%

The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals.

4	Shareholder Proposals

	PROPOSAL NO. 1	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Compensation Report	6,236,197	3.21%	187,877,328	96.79%	1,515,617

	PROPOSAL NO. 2	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Share Purchase Options	11,447,416	5.88%	183,267,615	94.12%	913,568

	PROPOSAL NO. 3	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Executive Pension Plans	6,716,281	3.45%	187,803,224	96.55%	1,109,251

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.